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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Carrollton Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

145282 10 9
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No. 145282 10 9	Schedule 13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
John Paul Rogers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
	Not Applicable.	(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power	130,852
Number of Shares
Beneficially	6.	Shared Voting Power	10,281
Owned by
Each Reporting	7.	Sole Dispositive Power	130,852
Person With:
	8.	Shared Dispositive Power	10,281

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	141,133
10.	Check if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	[ ]
11.	Percent of Class Represented by Amount in Row (9):	5.45%

12.	Type of Reporting Person (See Instructions)
	IN

CUSIP No. 145282 10 9	Schedule 13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

Carrollton Bancorp

(b)	Address of Issuer’s Principal Executive Offices:

7151 Columbia Gateway Drive, Suite A
Columbia, Maryland  21046

Item 2.

(a)	Name of Person Filing:

John Paul Rogers

(b)	Address of Principal Business Office or, if none, Residence:

46-C Queen Anne Way
Chester, Maryland  21619

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

145282 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Insurance company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 145282 10 9	Schedule 13G/A	Page 4 of 6 Pages

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership

The percentages uses herein are calculated based upon the total of shares of Common Stock issued and outstanding as of December 31, 2010.

(a) Amount Beneficially Owned:	141,133*

(b) Percent of Class:	5.45%

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	130,852
(ii)	shared power to vote or to direct the vote:	10,281
(iii)	sole power to dispose or to direct the disposition of:	130,852
(iv)	shared power to dispose or to direct the disposition of:	10,281

* The number of securities reported in (a) above includes 10,281 shares owned by corporations of which the Reporting Person is a principal stockholder; Reporting Person expressly disclaims beneficial ownership of all of such shares.

CUSIP No. 145282 10 9	Schedule 13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [  ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 145282 10 9	Schedule 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2013	/s/ John Paul Rogers
John Paul Rogers

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)